VOLITIONRX LIMITED

1489 West Warm Springs Road, Suite 110

Henderson, Nevada 89014

June 21, 2024

SUBMITTED VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Chris Edwards

Re:	VolitionRx Limited Acceleration Request
Registration Statement on Form S-3
Filed June 14, 2024
File No. 333-280217

Requested Date:	June 25, 2024
Requested Time:	5:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), VolitionRx Limited, a Delaware corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statement on Form S-3 effective at the “Requested Date” and “Requested Time” set forth above, or as soon thereafter as practicable.

Should the Commission have any questions regarding this acceleration request, please do not hesitate to contact Marc G. Alcser, an attorney with the Company’s outside legal counsel, Stradling Yocca Carlson & Rauth LLP, via telephone at (949) 725-4136 or via email at malcser@stradlinglaw.com. We respectfully request that you contact Mr. Alcser via telephone as soon as the above referenced Registration Statement has been declared effective.

Sincerely, VOLITIONRX LIMITED

/s/ Cameron Reynolds

Cameron Reynolds
President and Chief Executive Officer

cc:

VolitionRx Limited

Terig Hughes, Chief Financial Officer

Stradling Yocca Carlson & Rauth LLP

Marc G. Alcser, Esq.